EXHIBIT 10.4
July 29, 2005
Re: Retention Incentives
Dear                               :
     We look forward to the successful completion of the pending merger of Hudson United Bancorp (“Hudson”) with and into TD Banknorth Inc. (the “Merger”). As an incentive for you to remain with us following completion of the Merger, we hereby agree to grant restricted stock units to you upon completion of the Merger, provided that you are still employed by Hudson and its subsidiaries or their respective successors at such time. The terms of the grant will include the following:

Initial Value of the Grant:	The initial value will be equal to the amount of cash severance that you would be entitled to receive under Hudson’s Severance Plan if your employment was involuntarily terminated upon completion of the Merger (the “Initial Dollar Value”).

Number of Restricted Stock Units:	The number of restricted stock units will be equal to the Initial Dollar Value divided by the closing sales price of a share of common stock of TD Banknorth on the date the Merger is completed (or, if not a trading day, the most recent trading day prior to such date). Each restricted stock unit will represent one share of common stock of TD Banknorth.

Vesting of the Restricted Stock Units:	Consistent with grants previously made by Hudson, the restricted stock units will become one-third vested on the three-year anniversary of the date of grant, with an additional one-third vesting at the end of year four and the end of year five. The units will become vested only if you are still employed by TD Banknorth or any of our subsidiaries on the date of vesting.

Accelerated Vesting:	The restricted stock units will become fully vested in the event of a Change of Control of TD Banknorth, as defined in TD Banknorth’s Amended and Restated 2003 Equity Incentive Plan (the “Plan”). The restricted stock units also will become fully vested in the event your employment is terminated due to retirement (as to be defined in the grant agreement), Disability (as defined in the Plan) or death.

Payments on Restricted Stock Units:	Shortly following any vesting of the restricted stock units, a cash payment will be made to you equal to the number of units that vested multiplied by the per share closing price of the common stock of TD Banknorth on the date of vesting (or, if not a trading day, the most recent trading day prior to such date), with applicable withholding taxes to be subtracted from the aggregate payment.
     The restricted stock units will be evidenced by a grant agreement, which we will provide to you as soon as practicable following the completion of the Merger, provided that you are still employed by Hudson and its subsidiaries or their respective successors at such time. The grant agreement will be similar to agreements which evidence awards of restricted stock units to officers of TD Banknorth. Among other things, the grant agreement will indicate that the grant does not confer upon the recipient any right with respect to continued employment.
Extension of Right to Severance Pay
     In addition to the above grant of stock units, we are also pleased to inform you that in the event your employment with TD Banknorth or its subsidiaries is involuntarily terminated by us for reasons other than those set forth in Section 3c of Hudson’s Severance Plan at any time within 24 months following completion of the Merger, we will provide you with the Severance Pay set forth in Hudson’s Severance Plan for an officer of your position and years of service, subject to the other provisions of Hudson’s Severance Plan. As a result, this letter extends your period of protection by one year, from a period of 12 months as set forth in Hudson’s Severance Plan to a total of 24 months.
     If you have any questions, please give us a call.

Sincerely,

Cynthia A. Hamilton
EVP, Human Resources